Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-226705

FINAL TERM SHEET

Dated August 11, 2020

AUTOMATIC DATA PROCESSING, INC.

$1,000,000,000 1.250% NOTES DUE SEPTEMBER 1, 2030

Name of Issuer:	Automatic Data Processing, Inc.
Title of Securities:	1.250% Notes due September 1, 2030 ("Notes")
Aggregate Principal Amount:	$1,000,000,000
Issue Price (Price to Public):	99.746% of principal amount
Maturity:	September 1, 2030
Coupon (Interest Rate):	1.250%
Benchmark Treasury:	0.625% due May 15, 2030
Spread to Benchmark Treasury:	T+65 basis points (0.65%)
Benchmark Treasury Price and Yield:	99-31+; 0.627%
Yield to Maturity:	1.277%
Interest Payment Dates:	March 1 and September 1 of each year, commencing on
March 1, 2021
Interest Payment Record Dates:	February 15 and August 15 of each year
Redemption Provisions:	Treasury plus 10 basis points prior to June 1, 2030 (the date that is three months prior to scheduled maturity date of the
Notes).
At any time on or after June 1, 2030 (the date that is three months prior to the scheduled maturity date of the Notes), we may redeem the Notes in whole or in part, at a redemption
price equal to 100% of the principal amount thereof plus
accrued and unpaid interest, if any, up to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
Change of Control Offer:	Offer to repurchase at 101% of aggregate principal amount
plus accrued interest to repurchase date upon change of
control resulting in a rating below investment grade by two
rating agencies
Denominations:	$2,000 or integral multiples of $1,000 in excess thereof
Legal Format:	SEC Registered / Registration Statement No. 333-226705

Net Proceeds to Company (before expenses):	$997,460,000
Settlement Date:	T+2 days; August 13, 2020
Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC
Co-Managers:	Barclays Capital Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
BMO Capital Markets Corp.
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
Mizuho Securities USA LLC
Siebert Williams Shank & Co., LLC
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
Truist Securities, Inc.
Academy Securities, Inc.
BNY Mellon Capital Markets, LLC
Fifth Third Securities, Inc.
ING Financial Markets LLC
Intesa Sanpaolo S.p.A.
Santander Investment Securities Inc.
TD Securities (USA) LLC
CUSIP:	053015 AF0
ISIN:	US053015AF05
Ratings*:	Aa3 / AA (Moody's / S&P)

____________________

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request it by calling BofA Securities, Inc. at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll free at (866) 718-1649.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.